SCHEDULE 13D
(Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Clean Energy Fuels Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
184499 10 1

(CUSIP Number)
Thomas Boone Pickens, Jr.

(Names of Reporting Persons)
Robert L. Stillwell
BP Capital, L.P.
8117 Preston Road, Suite 260
Dallas, Texas 75225
Telephone: (214) 265-4165

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 6, 2011

(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
     This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008 and Amendment No. 2 filed on January 29, 2010 (collectively, the “Schedule 13D”), on behalf of Boone Pickens and Madeleine Pickens (each, a “Reporting Person” and collectively, the “Reporting Persons”) and is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer
     Unchanged.
Item 2. Identity and Background
     Unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     Unchanged.
Item 4. Purpose of Transaction
     Unchanged.
Item 5. Interest in Securities of the Issuer
     Unchanged.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is amended as of the date hereof by adding the following paragraph after the penultimate paragraph thereof:
     On June 6, 2011, Mr. Pickens and the Company entered into an amendment to the Warrant (the “First Amendment”). Pursuant to the First Amendment, if Mr. Pickens exercises a portion of the Warrant prior to December 28, 2011, the Company will extend the exercise period of the Warrant for an identical number of shares for a length of time whereby the non-cash financial gain that the Company recognizes due to the early exercise becomes identical to the non-cash financial charge the Company recognizes with respect to such extension (the non-cash financial gain and the non-cash financial charge will be calculated in accordance with U.S. generally accepted accounting principles).
     The foregoing description of the First Amendment is qualified in its entirety by reference to the First Amendment.
Item 7. Material to Be Filed as Exhibits
     The following is filed as an exhibit with this Amendment:
99.6	First Amendment to the Warrant to Purchase Common Shares of Clean Energy Fuels Corp., dated as of June 6, 2011, by and between Boone Pickens and the Company.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: June 6, 2011

By:	/s/ Boone Pickens Name: Boone Pickens

By:	/s/ Madeleine Pickens Name: Madeleine Pickens

EXHIBIT INDEX
99.6	First Amendment to the Warrant to Purchase Common Shares of Clean Energy Fuels Corp., dated as of June 6, 2011, by and between Boone Pickens and the Company.